Mail Stop 6010
								July 21, 2005

Mr. Steven M. Grubner
Chief Financial Officer
Genethera, Inc.
3930 Youngfield Street
Wheat Ridge, CO 80033


Re:	Genethera, Inc.
	Item 4.01 Form 8-K
      Filed July 15, 2005
	File No.  000-27237

Dear Mr. Grubner:

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed July 15, 2005
1. We note that your accountants have changed their name to Kantor,
Geisler & Associates, LLC. It does not appear, however, that the accounting firm Kantor, Geisler & Associates, LLC is listed as a registered accounting firm with the PCAOB. There is an accounting firm called Kantor, Sewell & Oppenheimer PA registered with the PCAOB, which appears to be the same accounting firm as Kantor, Geisler & Associates. Please confirm to us that your accounting firm is registered with the PCAOB.

       Please respond to this comment within 5 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3628.

							Sincerely,



							Joseph J. Roesler
							Senior Accountant